Via Facsimile and U.S. Mail
Mail Stop 6010

March 19, 2009

Mr. Stephen Harrison
Chief Executive Officer
First Acceptance Corporation
3322 West End Avenue, Ste. 1000
Nashville, TN 37203

Re: First Acceptance Corporation
Form 10-K for the Period Ended June 30, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
File No. 001-12117

Dear Mr. Harrison:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2008

Business
Loss and Loss Adjustment Expense Reserves, page 5

1. Please revise your disclosure to quantify any changes you made in the key assumptions from the prior year in determining your June 30, 2008 loss reserves. Explain in the disclosure the reason for using assumptions that are not consistent with actual changes during the year.

Mr. Stephen Harrison
First Acceptance Corporation
March 19, 2009
Page 2

2. Please revise your sensitivity analysis provided on page seven to include reasonably likely changes in all key assumptions that may materially impact your financial results. The materiality assessment should also consider the impact on your operations, rather than solely on the balance of the IBNR reserve estimate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Year Ended June 30, 2008
Loss and Loss Adjustment Expenses, page 32

3. Your explanation that the change in the prior year loss reserve was due to the inherent uncertainty in the estimation process and was not the result of any individual factor does not provide meaningful analysis and explanation. Please revise to disclose the nature and amount of each factor contributing to the change.

Item 11. Executive Compensation, page 74

4. We note the discussion under the section of your proxy statement entitled "Compensation Discussion and Analysis." Please provide us with more information concerning the performance criteria and target levels for fiscal year 2008 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer.

Please revise to disclose the extent to which named executive officers accomplished both corporate and individual goals and disclose how you considered these accomplishments when awarding salary increases, bonuses and equity awards.

Please identify in your revised disclosure the specific qualitative or quantitative target that each corporate and individual goal was designed to achieve, when the targets were established, and state whether these targets were achieved. For example, how did the Compensation Committee quantify the future benefits the company will receive as a result of the management and operational initiatives implemented by management.

To the extent you believe disclosure of these targets is not required because it would cause competitive harm, provide us a detailed explanation under instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factors would cause competitive harm, please revise your disclosure to discuss how difficult it would be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Notes to Consolidated Financial Statements
2. Investments
Fair Value
Other-Than-Temporary Impairment, page 7

5. Please revise your disclosure to clarify how you arrived at fair value for your collateralized mortgage obligations (CMOs) included in your balance sheet. In particular, quantify to what extent you arrived at this fair value based on the company's best estimate of cash flows as discussed on page seven or based on an independent third-party valuation service provider or broker quotes as stated on page eight. To the extent that fair value of CMOs as included in the balance sheet was derived based on your estimate of cash flows, please clarify your disclosure to explain why you classify it as a level 2 measurement on page five. Further, please clarify in your disclosure the reason that the difference between the original cost of $18.3 million and the December 31, 2008 fair value of $11.0 million based on service providers and broker quotes ($7.3 million unrealized losses) for non-agency backed CMOs as stated on page eight is greater than the gross unrealized losses for all CMOs of $5.2 million noted on page six.

6. Please revise your discussion on page eight to discuss the recent cash flows underlying CMOs as compared to their projected cash flows. In addition, provide a more robust discussion of your impairment analysis to support your assertion that you will collect all of the estimated cash flows.

7. Please provide a description of key assumptions made and factors considered in reaching the conclusion that the decline of corporate bonds below cost is not other-than temporary.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Investments, page 17

8. Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:
    a. The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services;
    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

    d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

    e. Whether the broker quotes are binding or non-binding; and

    f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

<u>Insurance Operations</u>
<u>Losses and Loss Adjustment Expense, page 20</u>

9. Please revise to disclose the amount of the prior years' (i.e. June 30, 2008 and prior) provision (reduction) of losses that you have recorded during the six months ended December 31, 2008 and the reason for this change in estimate.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact John Krug, Senior Staff Attorney at (202) 551-3862 or Daniel Greenspan, Special Counsel at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant